UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Western Capital Resources, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

957881 10 5
(CUSIP Number)

WCR, LLC
c/o Blackstreet Capital Management, LLC
5425 Wisconsin Avenue, Suite 701
Chevy Chase, MD 20815
Phone: (240) 223-1322

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

July 30, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 957881 10 5	SCHEDULE 13D	Page 2 of 15 Pages

Introduction

This Amendment No. 6 to Schedule 13D is being filed with the U.S. Securities and Exchange Commission (the “SEC”) on behalf of WCR, LLC, a Delaware limited liability company (“WCR”), BCP 2 WCR, LLC, a Delaware limited liability company (“BCP 2 WCR”), BCA 2 WCR, LLC, a Delaware limited liability company (“BCA 2 WCR”), Blackstreet Capital Partners (QP) II, L.P., a Delaware limited partnership (“BCP QP”), Blackstreet Capital Advisors II, LLC, a Delaware limited liability company (“BCA II”), BC Alpha Holdings I, LLC, a Delaware limited liability company (“BCAH I”), BCP2 Alpha, LLC, a Delaware limited liability company (“BCP2 Alpha”), Blackstreet Capital Management, LLC, a Delaware limited liability company (“BCM”), and Murry N. Gunty (collectively, the “Reporting Persons”), who have been or may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Reporting Persons have entered into a Joinder Agreement, dated July 13, 2015, filed with Amendment No. 5 to Schedule 13D filed with the SEC on July 13, 2015, to those certain Agreements as to Joint Filing Pursuant to Regulation 240.13d-1(K)(1)(iii), dated April 12, 2010, November 3, 2010, and July 3, 2013, as amended by that certain Joinder Agreement to the Agreements as to Joint Filing which was previously filed with Amendment No. 3 to Schedule 13D filed with the SEC on October 14, 2014.

On July 30, 2015, the manager of BCAH I authorized the distribution, without consideration, of 1,000,000 shares of common stock of the Issuer to BCAH I’s members. In this distribution by BCAH I, BCP2 Alpha received 914,845.28 shares. BCP2 Alpha then further distributed, without consideration, all of the 914,845.28 shares of the Issuer to its members, including BCP QP that received 896,548.37 shares. BCP QP then immediately distributed all of the shares to its partners, which included 219,360.40 shares to BCA and 9,244.89 shares to Mr. Gunty.

CUSIP No. 957881 10 5	SCHEDULE 13D	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS WCR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ✓ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION WCR, LLC is an entity organized in the State of Delaware.
NUMBER OF	7	SOLE VOTING POWER
SHARES		Common Stock:	4,117,508.27
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		Common Stock:	4,117,508.27
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock:	4,117,508.27
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock	43.35%[1]

14	TYPE OF REPORTING PERSON (see instructions)
OO

1 The percentage was calculated based on the Issuer’s total issued and outstanding shares of common stock being 9,497,588 following the Issuer’s most recent issuance of shares of common stock on July 1, 2015.

CUSIP No. 957881 10 5	SCHEDULE 13D	Page 4 of 15 Pages

1	NAME OF REPORTING PERSONS BCA 2 WCR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ✓ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BCA 2 WCR, LLC is an entity organized in the State of Delaware.
NUMBER OF	7	SOLE VOTING POWER
SHARES		Common Stock:	4,117,508.27
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		Common Stock:	4,117,508.27
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock:	4,117,508.27

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock	43.35%[2]

14	TYPE OF REPORTING PERSON (see instructions)
OO, HC

2 The percentage was calculated based on the Issuer’s total issued and outstanding shares of common stock being 9,497,588 following the Issuer’s most recent issuance of shares of common stock on July 1, 2015.

CUSIP No. 957881 10 5	SCHEDULE 13D	Page 5 of 15 Pages

1	NAME OF REPORTING PERSONS Blackstreet Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ✓ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Blackstreet Capital Management, LLC, is an entity organized in the State of Delaware.
NUMBER OF	7	SOLE VOTING POWER
SHARES		Common Stock:	3,182,296.03
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		Common Stock:	3,182,296.03
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	Common Stock:	3,182,296.03
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock	33.51%[3]
14	TYPE OF REPORTING PERSON (see instructions)
OO

3 The percentage was calculated based on the Issuer’s total issued and outstanding shares of common stock being 9,497,588 following the Issuer’s most recent issuance of shares of common stock on July 1, 2015.

CUSIP No. 957881 10 5	SCHEDULE 13D	Page 6 of 15 Pages

1	NAME OF REPORTING PERSONS BC Alpha Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ✓ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BC Alpha Holdings I, LLC is an entity organized in the State of Delaware.
NUMBER OF	7	SOLE VOTING POWER
SHARES		Common Stock:	3,167,512.79
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		Common Stock:	3,167,512.79
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	Common Stock:	3,167,512.79
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock	33.35%[4]
14	TYPE OF REPORTING PERSON (see instructions)
OO

4 The percentage was calculated based on the Issuer’s total issued and outstanding shares of common stock being 9,497,588 following the Issuer’s most recent issuance of shares of common stock on July 1, 2015.

CUSIP No. 957881 10 5	SCHEDULE 13D	Page 7 of 15 Pages

1	NAME OF REPORTING PERSONS Blackstreet Capital Partners (QP) II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ✓ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Blackstreet Capital Partners (QP) II, L.P. is an entity organized in the State of Delaware.
	7	SOLE VOTING POWER
		Common Stock:	0
NUMBER OF
SHARES BENEFICIALLY	8	SHARED VOTING POWER Common Stock	7,285,021.06
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		Common Stock:	0
PERSON
WITH	10	SHARED DISPOSITIVE POWER

		Common Stock:	7,285,021.06
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock:	7,285,021.06

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock	76.70%[5]
14	TYPE OF REPORTING PERSON (see instructions)
PN, HC

5 The percentage was calculated based on the Issuer’s total issued and outstanding shares of common stock being 9,497,588 following the Issuer’s most recent issuance of shares of common stock on July 1, 2015.

CUSIP No. 957881 10 5	SCHEDULE 13D	Page 8 of 15 Pages

1	NAME OF REPORTING PERSONS Blackstreet Capital Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ✓ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Blackstreet Capital Advisors II, LLC is an entity organized in the State of Delaware.
NUMBER OF	7	SOLE VOTING POWER
SHARES		Common Stock:	285,832.48
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER Common Stock	7,285,021.06
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		Common Stock:	285,832.48
PERSON	10	SHARED DISPOSITIVE POWER
WITH		Common Stock:	7,285,021.06
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock:	7,570,853.54
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock	79.71%[6]

14	TYPE OF REPORTING PERSON (see instructions)
OO, HC

6 The percentage was calculated based on the Issuer’s total issued and outstanding shares of common stock being 9,497,588 following the Issuer’s most recent issuance of shares of common stock on July 1, 2015.

CUSIP No. 957881 10 5	SCHEDULE 13D	Page 9 of 15 Pages

1	NAME OF REPORTING PERSONS BCP 2 WCR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ✓ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BCP 2 WCR, LLC is an entity organized in the State of Delaware.
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

14	TYPE OF REPORTING PERSON (see instructions)
OO, HC

CUSIP No. 957881 10 5	SCHEDULE 13D	Page 10 of 15 Pages

1	NAME OF REPORTING PERSONS BCP 2 ALPHA, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ✓ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BCP 2 WCR, LLC is an entity organized in the State of Delaware.
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

14	TYPE OF REPORTING PERSON (see instructions)
OO, HC

CUSIP No. 957881 10 5	SCHEDULE 13D	Page 11 of 15 Pages

1	NAME OF REPORTING PERSONS Murry N. Gunty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ✓ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Murry N. Gunty is a citizen of the Unites States of America.
NUMBER OF	7	SOLE VOTING POWER
SHARES		Common Stock:	443,254.86
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER Common Stock:	7,285,021.06
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON		Common Stock:	443,254.86
WITH	10	SHARED DISPOSITIVE POWER
		Common Stock:	7,285,021.06
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock:	7,728,275.92
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock	81.37%[7]

14	TYPE OF REPORTING PERSON (see instructions)
IN

7 The percentage was calculated based on the Issuer’s total issued and outstanding shares of common stock being 9,497,588 following the Issuer’s most recent issuance of shares of common stock on July 1, 2015.

CUSIP No. 957881 10 5	SCHEDULE 13D	Page 12 of 15 Pages

This filing amends that certain Schedule 13D filed on April 12, 2010, as amended by Amendment No. 1 filed November 5, 2011, Amendment No. 2 filed July 3, 2013, Amendment No. 3 filed October 14, 2014, Amendment No. 4 filed May 4, 2015, and Amendment No. 5 filed July 13, 2015 (collectively, the “Schedule 13D”), by the Reporting Persons (defined below).

Item 1.	Security and Issuer.

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned, relating to the shares of common stock, no par value per share (the ”Common Stock”), of Western Capital Resources, Inc., a Minnesota corporation, having its principal executive offices at 11550 “I” Street, Suite 150, Omaha, NE 68137. This Amendment No. 6 amends the Schedule 13D, as amended, as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)

This Amendment No. 6 to Schedule 13D is being filed with the U.S. Securities and Exchange Commission (the “SEC”) on behalf of WCR, LLC, a Delaware limited liability company (“WCR”), BCP 2 WCR, LLC, a Delaware limited liability company (“BCP 2 WCR”), BCA 2 WCR, LLC, a Delaware limited liability company (“BCA 2 WCR”), Blackstreet Capital Partners (QP) II, L.P., a Delaware limited partnership (“BCP QP”), Blackstreet Capital Advisors II, LLC, a Delaware limited liability company (“BCA II”), BC Alpha Holdings I, LLC, a Delaware limited liability company (“BCAH I”), BCP2 Alpha, LLC, a Delaware limited liability company (“BCP2 Alpha”), Blackstreet Capital Management, LLC, a Delaware limited liability company (“BCM”), and Murry N. Gunty (collectively, the “Reporting Persons”) who have been or may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Reporting Persons have entered into a Joinder Agreement, dated July 13, 2015, filed with Amendment No. 5 to Schedule 13D filed with the SEC on July 13, 2015, to those certain Agreements as to Joint Filing Pursuant to Regulation 240.13d-1(K)(1)(iii), dated April 12, 2010, November 3, 2010, and July 3, 2013, as amended by that certain Joinder Agreement to the Agreements as to Joint Filing which was previously filed with Amendment No. 3 to Schedule 13D filed with the SEC on October 14, 2014.

(b)	The principal business address for each of the Reporting Persons is 5425 Wisconsin Avenue, Suite 701 Chevy Chase, MD 20815.

(c)

Each of WCR, BCP 2 WCR, BCA 2 WCR, and BCAH I is an entity that was formed for the purpose of acquiring an interest in the Issuer. The principal business of each of BCP QP, BCP2 Alpha, BCM and BCA II is that of private partnership or limited liability company engaged in investment in securities for its own account. Mr. Gunty serves as the manager of each Reporting Person, and he exercises investment and voting control over the securities owned by each of the Reporting Persons.

(d)(e)

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	WCR, BCA 2 WCR, BCP 2 WCR, BCP QP, BCAH I, BCM, BCP2 Alpha and BCA II are entities organized under the laws of the State of Delaware, and Mr. Gunty is a citizen of the United States of America.

CUSIP No. 957881 10 5	SCHEDULE 13D	Page 13 of 15 Pages

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

On July 30, 2015, the manager of BCAH I authorized the distribution, without consideration, of 1,000,000 shares of common stock of the Issuer (the “Common Stock”) to BCAH I’s members. In this distribution by BCAH I, BCP2 Alpha received 914,845.28 shares. BCP2 Alpha then further distributed, without consideration, all of the 914,845.28 shares to its members, including BCP QP that received 896,548.37 shares. BCP QP then immediately distributed all of the shares to its partners, which included 219,360.40 shares to BCA and 9,244.89 shares to Mr. Gunty.

Item 4. Purpose of Transaction.

The 1,000,000 shares of Common Stock were distributed by BCAH I to its members, and immediately by its members to their members and partners, as part of a periodic distribution of the assets of BCAH I to its members and the other entities to their members and partners, as the case may be. Other than as described in this Item 4, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals consistent with applicable law.

Item 5. Interests in Securities of the Issuer.

Items 5(a), (b) and (c) are amended and restated as follows:

(a)

According to Issuer's Form 10-Q filed May 14, 2015, Issuer had outstanding 5,997,588 shares of Common Stock. As a result of Issuer's most recent issuance on July 1, 2015, issued and outstanding Common Stock currently totals 9,497,588 shares of which each Reporting Person holds the percentage reported in its respective cover page hereto, and as a group holds 89.44%.

(b)	Beneficial ownership of shares (the “Shares”) by the Reporting Persons is as follows:

Holder	Number of Shares of Common Stock
WCR and its affiliates	4,117,508.27
BCAH I and its affiliates	3,167,512.79
Murry Gunty	443,254.86

The voting and dispositive power of the Reporting Persons is summarized as follows:

	Sole	Sole	Shared	Shared	Percent
	Voting	Dispositive	Voting	Dispositive	of Class
WCR	4,117,508.27	4,117,508.27	0	0	43.35%
BCP 2 WCR	0	0	0	0	0
BCA 2 WCR	4,117,508.27	4,117,508.27	0	0	43.35%
BCP QP	0	0	7,285,021.06	7,285,021.06	76.70%
BCA II	285,832.48	285,832.48	7,285,021.06	7,285,021.06	79.71%
BCAH I	3,167,512.79	3,167,512.79	0	0	33.35%
BCP2 Alpha	0	0	0	0	0
BCM	3,182,296.03	3,182,296.03	0	0	33.51%
Murry Gunty	443,254.86	443,254.86	7,285,021.06	7,285,021.06	81.37%

WCR and BCAH I directly own the Shares. The Shares may also be deemed to be beneficially owned by each of the entities by virtue of the following relationships: (i) BCP 2 WCR is a member of WCR; (ii) BCP QP is a member of BCP 2 WCR and BCP2 Alpha; (iii) BCA II is the general partner of BCP QP and a member of BCA 2 WCR; (iv) BCP2 Alpha is a member of BCAH I; and Mr. Gunty is the manager of all entities.

(c)

On June 9, 2015, Issuer entered into a merger pursuant to which, upon closing as of July 1, 2015, WCR, LLC received a total of 1,396,112.27 shares of Common Stock as consideration thereunder, and BCAH I received a total of 1,480,689.79 shares of Common Stock as consideration thereunder.

On July 2, 2015, the manager and then majority member of BCAH I authorized the distribution, without consideration, of 200,000 shares of Common Stock BCAH I's members.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock

CUSIP No. 957881 10 5	SCHEDULE 13D	Page 14 of 15 Pages

Item 7. Material to be Filed as Exhibits

             None.

CUSIP No. 957881 10 5	SCHEDULE 13D	Page 15 of 15 Pages

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     August 10, 2015

WCR, LLC		BCA 2 WCR, LLC

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
Murry N. Gunty, Manager		Murry N. Gunty, Manager

BCP 2 WCR, LLC		BLACKSTREET CAPITAL ADVISORS II, LLC

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
Murry N. Gunty, Manager		Murry N. Gunty, Manager

BC ALPHA HOLDINGS I, LLC		BCP2 ALPHA, LLC

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
Murry N. Gunty, Manager		Murry N. Gunty, Manager

BLACKSTREET CAPITAL PARTNERS (QP) II, L.P.		BLACKSTREET CAPITAL MANAGEMENT, LLC
By: BCA 2 WCR, LLC, Manager

		By:	/s/ Murry N. Gunty
By:	/s/ Murry N. Gunty	Murry N. Gunty, Manager
Murry N. Gunty, Manager

/s/ Murry N. Gunty
Murry N. Gunty